EXHIBIT 11.0

MATTEL, INC. AND SUBSIDIARIES

COMPUTATION OF INCOME PER COMMON AND POTENTIAL COMMON SHARE

	For the Year
	2010	2009	2008	2007	2006
	(In thousands, except per share amounts)
Basic:
Net income	$684,863	$528,704	$379,636	$599,993	$592,927
Less net income allocable to participating RSUs	(7,912)	(5,992)	(3,731)	(4,280)	(1,709)

Net income available for basic common shares	$676,951	$522,712	$375,905	$595,713	$591,218

Weighted average common shares outstanding	360,615	360,085	360,757	384,450	382,921

Basic net income per common share	$1.88	$1.45	$1.04	$1.55	$1.54

Diluted:
Net income	$684,863	$528,704	$379,636	$599,993	$592,927
Less net income allocable to participating RSUs	(7,863)	(5,981)	(3,726)	(4,258)	(1,704)

Net income available for diluted common shares	$677,000	$522,723	$375,910	$595,735	$591,223

Weighted average common shares outstanding	360,615	360,085	360,757	384,450	382,921
Weighted average common equivalent shares arising from:
Dilutive stock options and non-participating RSUs	3,955	1,425	1,454	4,505	2,782

Weighted average number of common and potential common shares	364,570	361,510	362,211	388,955	385,703

Diluted net income per common share	$1.86	$1.45	$1.04	$1.53	$1.53